Noel M. Gruber Senior Counsel 2001 M Street, NW, Suite 500 Washington, DC 20036 T (202) 349-8043 ngruber@buckleyfirm.com

May 10, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Eric Envall, Staff Attorney

100 F Street, NE

Washington DC 20549-4561

Re:                       Delmar Bancorp

Registration Statement on Form S-4

Filed March 29, 2019

File No. 333-230599

Dear Mr. Envall:

On behalf of Delmar Bancorp (the “Company”), we hereby provide the Company’s response to the comments contained in the letter dated April 24, 2019 relating to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Changes referred to in this letter are reflected in Amendment No. 1 to the Registration Statement, being filed herewith.

For convenience we have preceded each of the Company’s responses with the Commission staff’s comment.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

Form S-4 Filed March 29, 2019
Cover Page

1.                                      Please revise the cover page to indicate the aggregate merger consideration of the transaction.

The cover page of the proxy statement/prospectus has been revised in accordance with the comment.

Summary

The Companies, page 5

2.                                      You disclose that Delmarva converted to a Delaware chartered state bank in 1996 which is not consistent with the disclosure appearing on page 104 that the bank was reorganized as a Delaware state chartered bank in 2003. Please revise, as appropriate.

The Registration Statement has been revised to correct this inadvertent error.

Selected Consolidated Financial and Other Data of Delmar, page 13

3.                                 We note several typographical errors in the tables on pages 13 and 14. Please revise and ensure that similar disclosures are accurate and consistent throughout the document.

The Registration Statement has been revised in accordance with the comment.

Unaudited Pro Forma Combined Financial Information, page 18

4.                                 Please tell us how you have reflected the exercise of the Series B Warrant.

The exercise of the Series B Warrant is included in the calculation of the pro forma combined diluted earnings per share at page 12 and on the pro forma combined statement of comprehensive income at page 22.  Exercise of Series B Warrant and resulting additional equity and cash are not included in the pro forma balance sheet as the exercise will not occur until the first business day following closing.

Unaudited Pro Forma Combined Balance Sheet , page 20

5.                                 It is unclear how you computed pro forma adjustment (6) of $742 to Other Assets. Please revise to disclose the nature and amount of the components of the adjustment.

The Registration Statement has been revised at page 20 in accordance with the comment to more clearly reflect the calculation of the item.

6.                                 It is unclear how you computed pro forma adjustment (7) of $8,919 to Common Equity. Please revise to disclose the nature and amount of the components of the adjustment.

The Registration Statement has been revised at page 20 in accordance with the comment to more clearly reflect the calculation of the item.

Unaudited Pro Forma Combined Statement of Income, page 21

7.                                 Please disclose historical and fully diluted per share data for Delmar, and primary and fully diluted pro forma per share data directly attributable to the transaction on the face of the pro forma combined statement of income together with the number of shares used to compute such per share data. Please refer to Rule 11-02 (b) (7) of Regulation S-X.

The Registration Statement has been revised at page 22 in accordance with the comment.

Footnotes to Unaudited Pro Forma Combined Statement of Income, page 22

8.                                 We note pro forma adjustment (2) to Total Interest Income. Please tell why you reflected the 2.00% opportunity cost of cash used in the transaction expense and on reinvestment of warrants exercise proceeds or tell us how this adjustment gives effect to events that are (i) directly attributable to the transaction, and are (ii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X. In addition, it is not clear why you have included an adjustment for the Accretion of AOCI when you have eliminated AOCI in adjustment (7) to the unaudited pro forma combined balance sheet.

Upon consideration of the comment, the Registration Statement has been revised to eliminate the use of a 2% opportunity cost of cash.  The Registration Statement has also been revised at page 23 to eliminate the duplicative adjustment for accretion of AOCI.

9.                                 We note pro forma adjustment (3) to Noninterest Expense. Please tell us how the 21% pre-tax cost savings on projected noninterest expense in the years 2019-2022 and 2% annual growth in noninterest expense thereafter with 25% of efficiencies realized in 2019, and 100% of efficiencies realized in years thereafter, gives effect to events that are (i) directly attributable to the transaction, and are (ii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X.

Upon consideration of the comment, the Registration Statement has been revised to eliminate the use of projected cost savings and growth in noninterest expense.

10.                          Please tell us how you reflected major new compensation contracts with management since the new contracts were entered into as part of the share exchange agreement.

The new compensation contracts for Messrs. Breda, Harrison and Sothen, and Ms. Eicher, contractual obligations which will have a continuing impact on the combined company’s operations, have been reflected as an adjustment to noninterest expense in the aggregate amount of $87 thousand.

Risk Factors

Partners shareholders will have a reduced ownership and voting interest after the share exchange..., page 24

11.                               We note the disclosure that it is expected that the former shareholders of Partners as a group will receive shares in the share exchange constituting approximately 45% of the outstanding shares of Delmar common stock immediately after the share exchange, assuming the exercise of all options and warrants to purchase Partners common stock. Please revise this disclosure to also state the percentage of outstanding shares of Delmar common stock immediately after the share exchange assuming that options and warrants to purchase Partners common stock, other than the Series B Warrants, will not be exercised in order to be consistent with the disclosure appearing on page 18 under the title Unaudited Pro Forma Combined Financial Information.

The Registration Statement has been revised at page 25 in accordance with the comment.

Background of the Share Exchange, page 53

12.                               Please revise this section to describe the material terms of the discussions and negotiations that you and Virginia Partners Bank had on the share exchange ratio and how and when you ultimately agreed upon a 1.7179 share exchange figure. Also clarify whether this final exchange ratio was included in the draft share exchange agreement dated December 7, 2018, which was reviewed by Sandler O’Neill in connection with its fairness opinion.

The Registration Statement has been revised at pages 57 and 65 in accordance with the comment.

13.                               We note disclosure elsewhere that the Partners board voted to approve the share exchange agreement both with and without Mr. Lehman present and voting. Please revise your disclosure to provide more detail regarding any steps that either party took with respect to Mr. Lehman’s involvement in the negotiation and approval of the transaction. Please clarify what role, if any, Mr. Lehman had in this regard, including whether he participated in meetings involving either party, its directors or advisors where the transaction was discussed. Please also clarify what consideration each board gave to Mr. Lehman’s interests in both companies in approving the share exchange agreement, and in Partner’s case, recommending it to shareholders.

The Registration Statement has been revised beginning at page 54 and at page 76 in accordance with the comment.

Proposal 1: The Share Exchange, page 53

14.                               We note your statement that investors should not rely on the representations and warranties set forth in the share exchange agreement. Please revise to remove any implication that the share exchange agreement does not constitute public disclosure under the federal securities laws.

The Registration Statement has been revised at page 54 in accordance with the comment.

Opinion of Partners’ Financial Advisor, page 60

15.                               We note that Sandler O’Neill reviewed internal financial projections for Partners and for Delmar for the years ended December 31, 2018 through December 31, 2022. Please revise to disclose all material projections that the parties exchanged, directly or through any financial advisor in connection with the consideration of the transaction or Sandler’s fairness determination.

We acknowledge the Staff’s comment and have revised the Form S-4 accordingly by adding disclosure under the caption “Certain Unaudited Prospective Financial Information” at page 61, of projected net income and earnings per share of both Partners and Delmar for the years ended December 31, 2018 through 2022. This additional information constitutes all material projections exchanged between Delmar and Partners in connection with Sandler’s fairness determination.

16.                               Please provide us supplementally with a copy of any board book or similar material that Sandler O’Neill presented to the Partners board in connection with its fairness opinion.

Partners’ counsel, Troutman Sanders LLP, will supplementally provide Staff, under separate cover, with a copy of the materials Sandler O’Neill used in its presentation to the Partners board. This submission will be made together with a request that the submitted materials be kept confidential in accordance with Rule 83 of the SEC’s Rules of Practice, and that the submitted materials be returned promptly following completion of the Staff’s review thereof, in accordance with Rule 12b-4 under the Securities Exchange Act of 1934, as amended.

Delmar’s Reasons for the Share Exchange, page 72

17.                               We note disclosure that Delmar received a presentation and opinion from FIG Partners LLC regarding the fairness of the consideration to shareholders of Delmar. Please include the information required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A regarding this opinion, as it appears to materially relate to the transaction and has been referred to in the prospectus.

We respectfully disagree with the comment. FIG Partners LLC was retained by Delmar to advise only the board of directors of Delmar. The financial analysis of FIG Partners LLC of the transaction and the fairness opinion are directed solely to the board of directors of Delmar, were developed from Delmar’s perspective only, relating to the fairness or appropriateness of the transaction from Delmar’s position, and to Delmar’s existing shareholders, and not fairness to Partners or its shareholders. These materials were not intended to be used by Partners or its shareholders in any capacity or for any purpose, and were not shared with Partners’ board of directors or financial advisors. As such, these materials are neither material nor relevant to the consideration by the Partners’ shareholders of the question presented to them, whether or not to vote in favor of the Share Exchange.

U.S. Federal Income Tax Consequences of the Share Exchange Generally, page 102

18.                               Please revise the disclosure relating to counsels’ opinions to state that the discussion of tax consequences in the prospectus constitutes counsels’ opinions.

The Registration Statement has been revised at page 105 in accordance with the comment.

Director Compensation, page 130

19.                               Please revise this section to indicate any payment your chairman receives annually for serving as the chair in addition to the $10,000 each nonemployee director receives for serving on the board.

The Registration Statement has been revised at page 134 in accordance with the comment.

Information About Delmar

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 133

20.                               Please revise the first full paragraph to refer to the acquisition method of accounting in the context of the Liberty Bell Bank acquisition.

The Registration Statement has been revised at page 137 in accordance with the comment.

Financial Condition, page 134

21.                               We note the disclosure that net loans grew $50.4 million, or 78.0% for the year ended December 31, 2018. Please revise to disclose that net loans grew $162.8 million, or 35.2% for the year ended December 31, 2018 consistent with the change noted in the consolidated balance sheet.

The Registration Statement has been revised at page 138 in accordance with the comment.

Annex E - Delmar Financial Statements
Index to Consolidated Financial Statements
Audited Consolidated Financial Statements
Independent Auditors’ Report, page E-1

22.                               Please revise the independent auditors’ report to comply with new auditing standard AS 3101.

The Registration Statement has been revised at page E-1 in accordance with the comment.

Consolidated Statements of Income for the Years Ended December 31, 2018 and 2017, page E-4

23.                               Please revise the Consolidated Statements of Income to reclassify (Losses) gains on other real estate owned to Other Expenses pursuant to Rule 9.04 (14) of Regulation S-K. In addition, revise the related sections of the filing.

The Registration Statement has been revised at page E-4 in accordance with the comment.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and its Significant Accounting Policies

Recent Accounting Pronouncements, page E-13

24.                               Please revise to include the disclosures required by ASU 2014-09 — Revenue from Contracts with Customers (Topic 606).

The Registration Statement has been revised at page E-13 in accordance with the comment.

Exhibits

25.                               Please include a consent for the two directors from Virginia Partners Bank that you have identified as joining your Board following the completion of the Share Exchange. Refer to Rule 438.

Consents have been included as Exhibits 99.4 and 99.5 to the Amendment.

26.                               Please revise Exhibit 8.2 to opine that the descriptions of the law and the legal conclusions contained in the S-4 under the caption “Material U.S. Federal Income Tax Consequences Relating to the Share Exchange” represent counsel’s legal opinion.

Exhibit 8.2 has been revised in accordance with the comment.

If you have any questions regarding this response, or if you have any further comments, please contact the undersigned at 202.349.8043 or by email at ngruber@buckleyfirm.com.

Sincerely,

/s/ Noel M. Gruber

Noel M. Gruber